January 16, 2013

Mara L. Ransom
Daniel Leslie
Lilyanna Peyser
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	808 Renewable Energy Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed November 7, 2012 File No. 333-184319

Ladies and Gentlemen:

We are counsel to 808 Renewable Energy Corporation, a Nevada corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. The Company has revised Amendment No. 1 to the Registration Statement on Form S-1 (file No. 333-184319) (the “Registration Statement”) to address each of the comments set forth in the staff’s comment letter dated December 4, 2012. Set forth below are each of the staff’s comments (in bold) to Amendment No. 1 to the Registration Statement and the Company’s responses thereto. In relation thereto, the Company is filing with you concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which contains the revisions made to Amendment No. 1 to the Registration Statement pursuant to the staff’s comments. A copy of Amendment No. 2 marked to show all changes is attached hereto for your convenience.

General

1. Please fill in the blank regarding the Subject to Completion date of the prospectus on the top of the prospectus cover page (“PROSPECTUS (subject to Completion) Dated ________, 2012”).

The Company has inserted the date “January 16, 2013” as the date of the prospectus wherever a blank date appeared. The actual date of the completed prospectus remains to be determined.

Division of Corporation Finance
U.S. Securities and Exchange Commission
January 16, 2013

2. With the next amendment, please file an updated auditor consent.

The Company has attached an updated Consent of Kabani & Company, Inc., independent auditor to the Company, as Exhibit 23.1.

3. Please disclose on your prospectus cover page that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company has revised the cover page of the prospectus to state that it is an emerging growth company. The Company represents that no written communications have been presented by the Company or anyone authorized by the Company to do so on the Company’s behalf to potential investors in reliance on Section 5(d) of the Securities Act. The Company is not aware of any research reports published or distributed about the Company by any broker dealer that has participated or will participate in the offering.

4. We note references throughout your filing to the private placement of shares to the selling shareholders that occurred “before the date of this prospectus.” Please revise the disclosure to clarify this language by stating the date(s) on which you issued to the selling stockholders the shares being offered for resale pursuant to this registration statement, including on the prospectus cover page, in the Prospectus Summary, Capitalization, Dilution and Management’s Discussion and Analysis of Finance Condition and Results of Operations sections, and, to the extent necessary, the subsequent event footnote on page F-16.

The Company has revised the disclosure throughout the prospectus to clarify that the private placement to the selling stockholders occurred in October 2012. The Company solicited investors in September 2012 but received all executed subscription agreements and proceeds of the offering between October 1 and October 26, 2012. The Company has revised the subsequent event footnote on page F-18 to reflect that the Company sold shares of its common stock in October 2012.

Division of Corporation Finance
U.S. Securities and Exchange Commission
January 16, 2013

5. We note your statements throughout the filing regarding the price at which the shares will be sold, such as the statement that the prices “will be determined by the prevailing market price of the shares at the time of sale . . . or may be determined through negotiated transactions with third parties.” Because there currently is no public market for your shares, the selling stockholders must sell their shares at a stated fixed price until your securities are quoted on the OTC Bulletin Board or listed on an exchange. For guidance, see paragraph 16 of Schedule A, Item 501(b)(3) of Regulation S-K and “Staff Observations in the Review of Smaller Reporting Company IPOs” located on our website. Please revise your filing, including the prospectus cover page and the Prospectus Summary, Determination of Offering Price and Plan of Distribution sections to provide that selling shareholders will sell at a stated fixed price until your securities are quoted on the OTC Bulletin Board or listed on an exchange (if they ever are quoted on the OTC Bulletin Board or listed on an exchange) and thereafter at prevailing market prices or privately negotiated prices.

The Company has revised the prospectus throughout to reflect that the selling stockholders will sell at a price of $4.00 per share unless and until the common stock is quoted or listed on any exchange, and thereafter at prevailing market prices or at privately negotiated prices.

Risk Factors, page 3

6. Please delete the language in the introductory paragraph stating that “our most significant risks and uncertainties are described below; however, they are not the only risks we face.” All material risks should be described by your disclosures; if risks are not deemed material, you should not reference them.

The Company has deleted the referenced language.

Purchasers in this offering will experience immediate and substantial dilution…, page 11

7. We note your disclosure of “[p]urchasers in this offering will experience immediate and substantial dilution in the tangible book value of their investment.” We understand the offering is related to the resale of common shares by your common shareholders. We are unclear how dilution will occur in the event of resale of those shares as your tangible book value will remain unchanged. Please explain or revise your disclosure here and in the Dilution section, as appropriate.

The Company acknowledges that no change in tangible book value will occur as a result of this offering and was attempting to alert prospective investors that the purchase price is substantially higher than the tangible book value of the shares. The Company has revised the language accordingly and also has deleted what was a related risk factor on page 11 of the prospectus.

Division of Corporation Finance
U.S. Securities and Exchange Commission
January 16, 2013

Market Price of and Dividends on Common Equity and Related Stockholder Matters, page 16

8. Given that the registration statement appears to cover the resale of 2,026,000 common shares by selling stockholders, your reference to “[o]ne million shares of our common stock . . . covered by the registration statement” is unclear. Please revise or advise.

The language has been corrected to reflect that 2,026,000 shares are covered by the registration statement.

Description of Business, page 17

9. Please expand the disclosure under this heading to include the form and year of the organization of the company and a more extended description of the business of the company, including how the company provides CHP as a product or service to customers and how you generate revenue. In addition, please provide the disclosure required by Item 101(h)(4)(iv).

The description of the business has been revised to include the year and form of organization of the Company. The Company also has expanded its business description to explain how it provides CHP services and the source of its revenue. Additionally, the Company has added a description of the competitive business conditions, the Company’s competitive position and the methods of competition.

Office Building CHP Plants, page 19

10. You disclose on page 22 that in order to restart any of your Office Building CHP plants you need to obtain long-term (if possible) natural gas supply agreements or suitable hedges. You also disclose on page F-24 that you enter into 10 to 15 year long-term energy sales agreements with your customers. Additionally, on page F-26 you disclose that you did not identify any assets or liabilities that are required to be presented on the balance sheet at fair value. Please revise to include a description of the various categories of contracts you enter into including their terms in connection with the purchase and sale of natural gas and your assessment of these contracts for derivative accounting implications in accordance with ASC 815, Derivatives and Hedging.

Division of Corporation Finance
U.S. Securities and Exchange Commission
January 16, 2013

The Company has revised the prospectus to clarify that long-term natural gas supply agreements are not essential to its business but are undertaken if reasonably available. The Company has entered into one natural gas supply agreement with a term of two years and a fixed quantity and price. The prospectus has been revised to describe the terms of such supply agreement (see page 22), which is filed as Exhibit 10.12 to the registration statement. The Company has analyzed such supply agreement under ASC 815 and has determined that it does not fall within the definition of a “derivative” because, among other reasons, the agreement requires physical delivery, is not convertible into cash, there is no net settlement permitted or anticipated, and the quantity and price are fixed based on historical usage and the business needs of the Company. As a result, such agreement is not subject to the “fair value” accounting requirements of ASC 815. The prospectus and Note 2 to the Financial Statements have been revised to disclose the Company’s analysis of the agreement and its accounting treatment.

Management’s Discussion and Analysis of Financial Condition and Results..., page 24

11. We note your statement that as of September 30, 2012, you “had six energy systems operational.” However, elsewhere in your filing you state that you ceased operating one energy system in July 2012. Please revise your disclosure so that it is consistent and accurate, or advise.

The disclosure has been revised to clarify the number and identity of plants in operation.

12. You state that “cash and cash equivalents available at September 30, 2012 will provide sufficient working capital to meet our anticipated expenditures, including installations of new equipment for the next 12 months.” However, in the next sentence you state that “cash and cash equivalents available at September 30, 2012 will enable us to meet our anticipated cash expenditures through June 30, 2012.” Please revise your disclosure so that it is consistent and accurate, or advise.

The disclosure has been revised to reflect that the cash and cash equivalents are sufficient to sustain operations through June 30, 2012.

Liquidity and Capital Resources, page 31

13. You disclose that working capital at September 30, 2012 consisted entirely of cash and cash equivalents. We note your unaudited September 30, 2012 balance sheet on page F-2 and the components making up the balance sheet is not consistent with this disclosure. Please explain or revise.

The description of liquidity and capital resources has been revised to reflect that the current assets are composed of inventory, cash and cash equivalents, accounts receivable and prepaid expenses, as set forth on the balance sheet.

Division of Corporation Finance
U.S. Securities and Exchange Commission
January 16, 2013

Management, page 32

14. Please provide the disclosure required by Item 401(e) of Regulation S-K by briefly discussing the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director in light of the registrant’s business and structure.

In each description of the business experience of its directors, the Company has provided a discussion of the experience, qualifications, attributes and skills upon which the Company based its determination that each director should serve in such capacity.

Executive Compensation, page 37

15. We note that the total compensation column in the executive compensation table does not appear to include figures from the salary column. Please revise the total compensation column to include all compensation disclosed in the summary compensation table.

The executive compensation table has been corrected to reflect all compensation received by each named executive in the total compensation column.

16. Please revise the disclosure to provide a narrative description of the material terms of the employment agreement or arrangement with Peter Kirkbride. Refer to Item 402(o)(1) of Regulation S-K.

The Company has included a description of Mr. Kirkbride’s verbal employment arrangement with the Company.

Security Ownership of Certain Beneficial Owners and Management, page 40

17. The table does not appear to include “each of the persons named in the Summary Compensation Table” or “each of [y]our directors.” Please revise the table to include such persons. Refer to Item 403 of Regulation S-K.

The security ownership table has been revised to reflect the new directors, who currently own no shares, and all other persons required to be named in such table.

Division of Corporation Finance
U.S. Securities and Exchange Commission
January 16, 2013

Certain Relationships and Related Party Transactions, page 41

18. Please revise this section to include the required disclosure for the period since the beginning of the last fiscal year and, in addition, for the two fiscal years preceding your last fiscal year. Refer to Instruction 1 of Item 404 of Regulation S-K.

The related party disclosure has been revised to include all required disclosure for the two fiscal years preceding the Company’s last fiscal year.

19. Please revise your disclosure regarding the loans and advances from affiliates to include the disclosure required by Item 404(a)(5) of Regulation S-K. Please also disclose whether these loans are evidenced in writing and, if they are, file the agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

The disclosure has been revised with respect to related party loans to include all matters required by Item 404(a)(5) of regulation S-K. A disclosure has been added that none of such loans is evidenced in writing.

20. It appears that there may be additional related party transactions required to be disclosed in this section, including those described in Note 10 to the financial statements, various stock issuances to related parties and transactions conducted with the other 808 Energy entities. Please advise or revise.

The related party transaction disclosure has been revised to describe all applicable transactions, including all transactions referenced in the footnotes to the financial statements.

Selling Stockholders, page 49

21. Please disclose the nature of any selling stockholder’s position or relationship with the company. Refer to Item 507 of Regulation S-K. In addition, in the introduction to the table please disclose the date(s) on which the company issued to the selling stockholders the shares being offered for resale pursuant to this registration statement, the aggregate amount of consideration you received for such issuance, the type of issuance in which such shares were purchased, and the number of shares and shareholders involved in the issuance if the issuance included shareholders other than the selling stockholders.

The disclosure has been revised to disclose that none of the selling stockholders, other than Thomas P. Grainger, a director of the Company, has any relationship with the Company. The introduction to the selling stockholder table has been revised to disclose that the shares offered for resale were purchased in October 2012 in a private placement in exchange for consideration that the Company received from the selling stockholders in the aggregate amount of $2,026,000 and that no shares were sold in such placement to any person other than the selling stockholders listed on the table.

Division of Corporation Finance
U.S. Securities and Exchange Commission
January 16, 2013

22. Please tell us whether any selling stockholder that is not a natural person is a broker-dealer or affiliate of a broker-dealer.

No selling stockholder that is not a natural person is a broker-dealer or affiliate of a broker-dealer. A disclosure to this effect has been added to the introduction to the selling stockholder table.

23. With respect to any selling stockholder that is not a natural person, please disclose the natural persons that have investment and/or voting control over such stockholder. Refer to Regulation S-K Compliance and Disclosure Interpretation 140.02.

The persons who have investment or voting control over each selling stockholder that is not a natural person have been disclosed in the footnotes to the selling stockholders table.

Balance Sheets (unaudited), page F-2

24. We note your presentation of a balance sheet as of September 30, 2011. The introductory paragraph of Regulation S-X Rule 8-03 requires the presentation of a balance sheet as of the end of most recent fiscal quarter and a balance sheet as of the end of the preceding fiscal year. Please revise to include the December 31, 2011 balance sheet and revise all related disclosure throughout the registration statement, including the footnotes to the unaudited interim financial statements and related discussion with MD&A, as appropriate.

The Company has revised the balance sheet to include the quarter ended September 30, 2012 and the fiscal year ended December 31, 2011. All disclosure in the prospectus relating to such balance sheet has been revised accordingly, including the MD&A.

25. Please add captions to the various line-items within the non-current assets section of the balance sheet.

The Company has added the captions “Project assets, net,” “Property, plant and equipment, net” and “Deposits” within the non-current assets section of the balance sheet. The Company also has added the caption “Long term assets” immediately preceding these line items.

Division of Corporation Finance
U.S. Securities and Exchange Commission
January 16, 2013

26. Tell us and disclose the nature of the related party payable and loan payable of $330,021 and $595,688, respectively, as of September 30, 2012.

New Note 9 (Related Party Payable) and new Note 10 (Related Party Loan Payable) have been added to the Notes to the financial statements for and as of September 30, 2012 to provide additional details about this related party payable and this related party loan payable. New Note 9 discloses that the related party payable in the amount of $330,021 is owed to 808 Investments, LLC, a company owned and controlled by Patrick Carter, the Company’s CEO and director. The amount of this related party loan payable was advanced to the Company as an unwritten demand loan without interest. This related party loan payable is currently outstanding. New Note 10 discloses that the $595,688 loan was from Patrick S. Carter, the Company’s CEO and director, which amount was advanced to the Company as an unwritten demand loan without interest. Such loan was repaid in full subsequent to the end of the quarter as disclosed in Note 16 (Subsequent Events).

Statements of Operations, pages F-3 and F-19

27. We note your disclosure that general and administrative expenses for the nine months ended September 30, 2011 were $4,937,207 and your disclosure on page F-19 that general and administrative expenses for the year ended December 31, 2011 were $1,936,991. Please revise or explain the significant reduction in general and administrative expenses between September 30, 2011 and December 31, 2011. If revision is necessary, please revise all related disclosure throughout the registration statement, including the footnotes to the unaudited interim financial statements and related discussion within MD&A, as appropriate.

In 2011, the Company previously recorded an expense relating to the issuance of shares of Series A Preferred Stock to Patrick S. Carter for services. Such expense substantially increased the general and administrative expenses for such period. In September 2011, Mr. Carter subsequently agreed to cancel and return shares of Series A Preferred Stock without consideration. Such cancellation and the corresponding expenses were previously improperly recorded as of December 31, 2011. The financials have been revised to record the cancellation and return of such shares of Series A Preferred Stock during the period ended September 30, 2011 resulting in a reduction of the general and administrative expenses to $1,015,473. All related expenses have been pro-rated to the September 30 report. All related disclosure throughout the registration statement, including the footnotes to the unaudited interim financial statements and related discussion within MD&A, has also been revised, as appropriate.

Division of Corporation Finance
U.S. Securities and Exchange Commission
January 16, 2013

28. Please provide us with a breakdown of the classes of expenses within general and administrative expenses for each period presented. To the extent a class of general and administrative expenses exceeded 20% of revenues for the related period, please revise to present this class separately on the face of the consolidated statement of operations.

General and administrative expenses consist primarily of the following classes for the period set forth below:

	September 30, 2012	September 3, 2011
Legal and professional fees	$272,817	$354,910
Payroll expenses	136,875	424,024
Insurance expense	39,449	141,012
Rent expense	88,138	92,046
Other general and administrative expenses	478,194	335,379
Total operating expenses	1,015,473	1,347,371

Because each of these classes represented more than 20% of the revenues for the period ended September 30, 2012, the Company has presented all such classes separately on the consolidated statement of operations for all periods.

29. We note your disclosure on page F-38 that Series B Preferred Stock, which was outstanding during the year ended December 31, 2011, contains cumulative dividend rights and that $195,670 of dividends were declared on these shares. ASC 260-10-45-11 requires the deduction of both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from income from continuing operations (if that amount appears in the income statement) and also from net income. Please revise your consolidated statements of operations to include a line item for the deduction from net loss for preferred dividends and dividends accumulated on cumulative preferred stock and a line item name for basic and diluted loss per share on page F-19 to only reflect the net loss applicable to common shareholders.

Division of Corporation Finance
U.S. Securities and Exchange Commission
January 16, 2013

The Company has revised the consolidated statement of operations to include a line item for the deduction from net loss for preferred stock and a line item for basic and dilutes loss per share reflecting the net loss applicable to common shareholders.

30. We note from last paragraph of Note 12 on page F-38 that you also declared dividend of $195,670 on your Series A preferred stock the same time as the dividend declared on your Series B preferred stock. In that regard, please explain how you reflect the dividend declared in your income statement presentation or revise your disclosure, as appropriate.

This was a typographical error. The dividend was declared on the Series B preferred stock only; no dividend was cumulated, declared or paid on the Series A preferred stock.

31. We note you report revenues, net, on the face of the statements of operations. In that regard, explain and disclose in a footnote what you net against revenues in your presentation.

The Company nets against gross revenue certain charges, such as departing load credits and access fee discounts, incurred by its customers with respect to the Company’s provision of services. Both of these charges are costs incurred by the Company’s customers from their utility companies to enable the Company to deliver its services to the customer. These monthly charges are outside of the Company’s control and are deducted by the Company in arriving at the net invoice amount for each customer. Note 2 – Summary of Significant Accounting Policies, under the heading “Revenue Recognition,” has been expanded to discuss the Company’s accounting for such charges.

Statements of Cash Flows, page F-4

32. You disclose on page F-13 that you received conversion notices for notes payable amounting to $3,000,000 and issued 9,091,000 shares to the note holders upon conversion. Please revise your supplementary disclosure of noncash financing and investing activities on page F-4 to include this noncash financing activity. Refer to ASC 230-10-50-3 through ASC 230-10-50-5.

The supplementary disclosures on noncash financing and investing activities have been revised to include this noncash financing activity.

33. We note your presentation of a $(1,144,766) capital contribution received in the related party bank account during the year ended December 31, 2010 on page F-21 and the related disclosure on page F-36. Please revise your disclosure to clearly explain how the proceeds received by the related party were ultimately used (e.g. received by you, used to settle outstanding related party obligations, etc.) and why it is a non-cash activity in the cash flow statements on page F-21.

Note 13—Stockholder’s Equity has been revised to disclose the use of such proceeds, and the Company has explained why it is recorded as a non-cash activity in the cash flow statements.

Division of Corporation Finance
U.S. Securities and Exchange Commission
January 16, 2013

Note 2. Summary of Significant Accounting Policies, pages F-6 and F-23

34. You disclose on pages F-6 and F-23 that inventories are comprised of cogeneration equipment intended for sale and the parts and materials required for the refurbishment of the plants. We also note your disclosure of revenue recognition on page F-24, which states that the energy systems utilized in your operations are owned by you and installed in customers’ buildings. Please explain and disclose whether or not you intend to continue to own and install this cogeneration equipment that is recorded in the inventory line item with customer buildings, or if you plan to engage in the sale of this equipment to third parties. If you intend to continue to own and install this cogeneration equipment within customer buildings, please revise and explain your GAAP basis in classifying them as inventory.

When the Company acquires equipment, it categorizes the equipment based on its intended use in accordance with GAAP.  Equipment held for use in maintenance of existing plants, and equipment anticipated to be used to install new plants, plus existing plants that require upgrading and modernization and are not revenue producing are classified as inventory. Equipment that has been assembled into revenue producing plants is classified as “Project Assets.” Equipment held with a view to re-sale, and not anticipated to be used to maintain existing plants or construct new plants, is deemed to be inventory and is booked as a current asset.

The Company has not yet sold any of its inventory but has made substantial and on-going efforts to incorporate this into its business model. The Company’s business description on page 18 of the prospectus has been revised accordingly. Additionally, the description of “Revenue Recognition” in Note 2- Summary of Significant Accounting Policies has been revised accordingly.

35. Within the third paragraph on page F-7 you disclose that you recognize revenue from the sale of equipment upon shipment. Please enhance your disclosure to clarify what equipment this revenue recognition policy relates to. To the extent that you have equipment sales and energy revenues, please disclose their respective amounts in a footnote.

As discussed in Note 2 – Summary of Significant Accounting Policies -- Revenue Recognition, the Company has not yet had any equipment sales. The equipment being held in inventory, or equipment purchased to fulfill a specific sales requirement, will be delivered and invoiced in accordance with the sales agreement giving rise to the sale. Revenue will be recognized in accordance with GAAP, consistent with the terms of each individual contract.

Division of Corporation Finance
U.S. Securities and Exchange Commission
January 16, 2013

36. We note your disclosure on page F-7 of revenues derived from the design, engineering and construction of energy systems. In that regard, tell us and disclose the nature of and the earning processes of these revenue streams.

The Company’s business description has been revised on page 18 of the prospectus and in Note 2 – Summary of Significant Accounting Policies to explain that the Company’s business strategy includes the provision of design, engineering and construction services for energy systems but that the Company has not yet performed any such services for customers and has not recognized any revenue from such services. As now described in Note 2, at the time such services are provided, revenue will be recognized in accordance with GAAP applied on a basis consistent with the terms of the contract giving rise to such services.

37. You disclose on page F-7 that you obtain readings from energy meters to determine the amount of energy produced for each customer. Please disclose your policy for recording revenues earned by not yet billed to customers and where associated unbilled receivables are recorded within the balance sheet.

For those customers whose contractual invoicing cycles are not consistent with an accounting period, the meter readings are used to calculate the revenue that would have been otherwise invoiced and that amount is recorded as a current asset and is reported on the Company’s balance sheet as a prepaid expense. The specific costs associated with that revenue are expensed in cost of sales and recorded as a current liability in the accounts payable and accrued liability account. The foregoing has been added to the disclosures in Note 2 – Summary of Significant Accounting Policies under “Accrued Revenue” on pages F-16 and F-25.

38. You disclose on page F-28 that you will adopt ASU 2011-07, Health Care Entities (Topic 954):  Presentation and Disclosure Of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities, during the first quarter of 2012 and their impact on your financial statements. Please revise or explain how your operations are within the scope of this ASU.

The Company has determined that its operations are not within the scope of ASU 2011-07 and has deleted this disclosure from the Notes.

Note 9. Convertible Note Payable, pages F-11 and F-32

39. We note your disclosure that several modifications of your notes were not determined to be substantive in nature. Please confirm our understanding and disclose how you arrived at this conclusion pursuant to guidance within ASC 470-40 [SIC]-10 including whether the present value of the cash flows under the new debt were equal to or greater than 10% of the present value of the remaining cash flows under the terms of the original instrument.

Division of Corporation Finance
U.S. Securities and Exchange Commission
January 16, 2013

The Company has expanded the description in Note 11 to disclose which modifications were substantive and which were not and how it arrived at such conclusion under ASC 470-50, including whether the Company determined that the difference between the present value of the cash flows under the new note and the old note were not greater than 10%.

Note 8. Accounts Payable and Accrued Expenses, page F-31

40. Please revise to relocate the stock option rollforward table from the accounts payable and accrued expenses footnote to the stock incentive plan footnote on page F-38.

The stock option rollforward table has been relocated to Note 13 on page F-38.

Note 12. Stockholders’ Equity, page F-38

41. You disclose that you issued 3,529,460 shares of Series B Preferred Stock at $1 per share for net cash consideration of $2,252,143. Please explain and clarify in your disclosure regarding the discrepancy between the $3,529,460 valued at $1 per share and proceeds of $2,252,143 you received.

The difference between the gross proceeds of $3,529,460 and the net proceeds of $2,252,143 is commission paid and direct expenses related to the offering of Series B preferred stock. The description of Series B Preferred Stock in Note 12 – Stockholders’ Equity has been revised disclosure the reason for the disparity.

42. We note you classified the “shares to be issued” amount of $261,280 as current liabilities as of December 31, 2010 in the consolidated balance sheet on page F-18. In that regard, explain to us why you did not classify this amount as contra equity.

The Company does not believe that this amount should be recorded as contra equity, but should properly be reflected as paid-in-capital and additional paid-in- capital. Accordingly, this amount has now been reclassified in the equity section of the balance sheet on page F-29.

Division of Corporation Finance
U.S. Securities and Exchange Commission
January 16, 2013

Item 15. Recent Sales of Unregistered Securities, page II-1

43. Please revise to briefly state the facts relied upon to make the 4(2) exemption available, such as whether you engaged in a public solicitation and whether buyers agreed not to resell or distribute the securities they purchased. If you used a subscription agreement in connection with any of the private placements, please file it as an exhibit. Refer to Item 701(d) of Regulation S-K.

Item 15 has been revised to disclose the primary facts relied upon by the Company to determine that the 4(2) exemption was available. A subscription agreement and an accredited investor questionnaire were used in the private placement of the Company’s common stock that was effected in October 2012, which have been filed as Exhibits 10.10 and 10.11, respectively, to the registration statement. The forms of subscription agreement and accredited investor questionnaire that were used in all of the other private placements of the Company’s securities described in Item 15 were substantially similar to these filed Exhibits 10.10 and 10.11.

Signatures, page II-6

44. Please include the signature of the principal accounting officer. Please refer to the Instructions to Signatures on Form S-1.

Peter Kirkbride has been appointed as the Chief Accounting Officer of the Company effective as of January 4, 2013, and he has signed the registration statement in such capacity.

The Company and its management acknowledge their responsibility for the accuracy and adequacy of the disclosures they have made in the Registration Statement. The Company also acknowledges your requirements with respect to a request for acceleration.

Please contact the undersigned if you have further questions or comments regarding the Registration Statement as amended by Amendment No. 2.

Thank you.

Very truly yours,

/ s / Chistopher A. Wilson
Christopher A. Wilson, Esq.